Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-149316 on Form S-8 of our reports dated May 30, 2013, relating to the consolidated financial statements and the related financial statement schedule of VisionChina Media Inc. (the “Company’) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the substantial doubt about the Company’s ability to continue as a going concern and the Company’s adoption of the authoritative guidance on the presentation of comprehensive income), and the effectiveness of VisionChina Media Inc.’s internal control over financial reporting, appearing in the annual report on Form 20-F of the VisionChina Media Inc. for the year ended December 31, 2012.

/s/ Deloitte Touche Tohmatsu

Hong Kong

May 30, 2013